Exhibit 99.1

Nevada Geothermal Power Reports Record Output & Operations Revenue for the Quarter ended March 31, 2011

Vancouver, B.C. (May 19, 2011), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) today announced results for the quarter ended March 31, 2011. Gross margin for the three months was $3.6 million and the net loss was $1.4 million. The full financial results are available at www.sedar.com and on the Company’s website at http://www.nevadageothermal.com.

(millions of US $ unless stated otherwise)	Three months ended
	March 31
	2011	2010	Change
Revenue	6.3	3.0	110%
Gross margin	3.6	0.3	1100%
Operating expenses	(1.3)	(1.1)	18%
EBITDA	5.0	0.9	456%
Net loss	(1.4)	(5.7)	(75%)
Net loss per share (basic and diluted) ($)	(0.01)	(0.06)	(83%)
Gross margin % excluding depreciation & amortization	85%	65%	20%
Total assets	192.6	190.3	1%
Short & Long term liabilities	161.6	160.8	0%

Power production for the quarter ended March 31, 2011 averaged 47 MW (gross), 37 MW (net), resulting in revenue of $6.3 million from operations, which represents a 9% increase over the previous quarter ended December 2010, and a 110% increase over the comparative quarter in 2010.

The Company’s President and CEO, Mr. Brian Fairbank, commented on the results, saying that “Operations at Blue Mountain were satisfactory over the quarter, continuing to deliver robust gross profit margins, and enabling the Company to report EBITDA of $5.0 million for the quarter ended March 31, 2011. The plant delivered an average of approximately 47 MW (gross), 37 MW (net), or 95% of nameplate capacity, establishing a new record for power generation since the plant was put into service in October 2009. ”

The latest drilling program at Blue Mountain was completed during the quarter without an immediate increase in injection or production capabilities, which led to a downward revision of the Blue Mountain power production forecast. The Company is continuing with a wellfield testing and stimulation program, which could result in an improvement in plant output.

Highlights

  Record output at Blue Mountain, tempered by ongoing resource issues.

  Drilling of a development test well suitable for use as an injection well completed at the Crump Geyser joint venture project, which will help the project qualify for an ARRA grant.

  Exclusive right to purchase California properties from Iceland America Energy (IAE) obtained.

Subsequent to quarter end

  Application for a cash grant in respect of most recent drilling program at Blue Mountain submitted.

  Resource confirmation drilling financed by Ormat Nevada Inc. resumed at Crump Geyser joint venture.

  Discussions with EIG regarding potential changes to loan terms initiated, with a view to enabling a tax-assisted financing.

  Due diligence on IAE transaction continuing.

Mr. Fairbank said, “We are continuing to develop our pipeline of geothermal properties, as well as Blue Mountain, focusing on the joint venture at Crump Geyser with Ormat and on finalizing the acquisition of two new advanced stage exploration projects in the Imperial Valley, Southern California.”

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the 49.5 MW Faulkner 1 geothermal plant in Nevada. It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, and a 50% interest in Crump Geyser, in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of between 150 MW and 300 MW from its current leaseholds.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.